# GRIFFIN CAPITAL SECURITIES, LLC

# (SEC I.D. NO. 8-47891)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-47891 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffin Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

| Irvine | CA | 92612 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rodney Ishioka | (949) 739-7727 | rishioka@apollo.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 30 Rockefeller Plaza | New York | NY | 10112-0015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

We, Jacob Walker and David Lang, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Griffin Capital Securities, LLC, as of and for the year ended December 31, 2024, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jacob Walker
Member of the Board of Managers

David Lang
FINOP

Subscribed to before me this
25 the date of *February 2025*

Notary Public

Arthur J Rufus
Notary Public - State of New York
No. 01RU6273201
Qualified in New York County
My Commission Expires April 14, 2025

**AFFIRMATION**

We, Jacob Walker and David Lang, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Griffin Capital Securities, LLC, as of and for the year ended December 31, 2024, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Jacob Walker
Member of the Board of Managers

_____

David Lang
FINOP

Subscribed to before me this
____the date of_____2025

*see attached*

_____

Notary Public

**CALIFORNIA JURAT** **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 25th day of February, 2025, by
*Date* *Month* *Year*

(1) Tuan David Lang

(and (2) ____________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HEATHER A. ALLAN
Notary Public - California
Orange County
Commission # 2477696
My Comm. Expires Dec 26, 2027

*Place Notary Seal and/or Stamp Above*

Signature ____________________
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

# GRIFFIN CAPITAL SECURITIES, LLC
## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel:  +1 212 492 4000
Fax:  +1 212 489 1687

www.deloitte.com

# Deloitte.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Managers and Member of Griffin Capital Securities, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 25, 2025
We have served as the Company's auditor since 2022.

# GRIFFIN CAPITAL SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
### As of December 31, 2024

### ASSETS

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 8,387,745 |
| Accounts Receivable | | 33,234 |
| Prepaid Expenses and Other Assets | | 52,891 |
| Intangible Assets (Net) | | 4,156,667 |
| Right of Use Asset | | 45,282 |
| **TOTAL ASSETS** | $ | 12,675,819 |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Accounts Payable and Other Liabilities | $ | 183,024 |
| Due to Member | | 256,494 |
| Lease Liability | | 36,576 |
| Income Tax Liabilities | | 176,527 |
| **TOTAL LIABILITIES** | | 652,621 |
| **MEMBER'S EQUITY** | | 12,023,198 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 12,675,819 |

The Accompanying Notes are an Integral Part of The Statement of Financial Condition

**NOTE 1 - ORGANIZATION**

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Company, LLC (Griffin and, formerly Griffin Capital Corporation). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities of the alternative investment products sponsored by Griffin. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company has not engaged in carrying securities accounts for clients, receiving or holding securities or funds of clients, or acting as an investment adviser.

On December 1, 2021, Griffin Capital, LLC and Griffin Capital Asset Management Company, LLC ("GAMCO") entered into a Transaction Agreement (the TA) with Apollo Global Management, Inc. ("Apollo", or "AGM") and affiliates pursuant to which Apollo would acquire the Company and various subsidiaries owned in whole or in part by GAMCO, including the advisors to the Griffin Capital Institutional Access Real Estate Fund and GIA Credit Fund, and its affiliates. The acquisition of the Company closed on March 1, 2022 after FINRA provided approval to transfer the Company to Apollo. The Company is a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent", or "AMH"), a Delaware Limited Partnership. Both the Company and the Parent are consolidated subsidiaries of AGM.

The acquisition of the Company was treated as a single acquisition and separate from the acquisition of the various subsidiaries of GAMCO. The Company and the Parent agreed to elect pushdown accounting to its stand-alone financial statements to reflect the new accounting basis at fair value as of the acquisition date. The Company recognized and measured the identifiable assets acquired and liabilities assumed separately from goodwill at acquisition date fair value. Identifiable assets included cash, intangible assets, leased asset and liability, prepaid expenses, accounts receivable and property and equipment.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Real Estate Fund (GIREX). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with GIREX, a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Credit Fund (Credit Fund). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**(a)    BASIS OF PRESENTATION**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As reflected in the financial statements, the Company has experienced recurring operating losses for the year ended December 31, 2024 as well as negative cashflows from operating activities in prior years. Because of these conditions and events, the Company remains reliant upon funding from the Parent, which has guaranteed its commitment to the Company to provide the necessary level of financial support through March 31, 2026, to enable the Company to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern.

**(b)    USE OF ESTIMATES**

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company's most significant estimates include goodwill, intangible assets and bonus compensation accruals. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from the estimates that were used.

**(c)    CASH AND CASH EQUIVALENTS**

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions. At times during the year, cash balances may exceed the insured limit.

**(d)    ACCOUNTS RECEIVABLE**

Commission revenue is accrued daily based on sales activity and interest income is accrued monthly based on an account analysis statement. Commission revenue is collected from the Distributor on a bi-weekly basis and in accordance with the wholesale marketing agreements with the Distributor while interest income is collected monthly. The Company did not record an allowance for doubtful accounts as of December 31, 2024.

**(e)    PREPAID EXPENSES AND OTHER ASSETS**

Prepaid expenses are recorded as assets and expensed when the event occurs or based on straight-line amortization over the service period. Prepaid conference expenses include sponsorship fees, deposits and travel arrangements which are expensed when the event occurs. All other prepaid expenses are amortized over the respective service periods.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

**(f)    GOODWILL AND INTANGIBLE ASSETS**

Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing or more frequently if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the goodwill impairment test is not required. If it is concluded otherwise, the Company is required to perform the goodwill impairment test. The goodwill impairment test was performed on October 1, 2024 at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the Company's goodwill exceeds the fair value.  The fair value of reporting units are based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment as needed when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated.  Refer to Note 6, Goodwill and Intangible Assets, for further information.

**(g)    PROPERTY AND EQUPMENT**

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years. Property and equipment were fully depreciated as of December 31, 2024.  Refer to Note 4, Property and Equipment, for further information.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

### (h)  OPERATING LEASE ASSET/LIABILITY

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases, and is a lessee in two operating leases for office space with lease terms greater than 12 months that are subject to this standard (see Note 7 – Commitment and Contingencies).  Right-of-use (ROU) assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the remaining lease term.  The Company uses its incremental borrowing rate (IBR) as the discount rate in determining the present value of future lease payments, as the interest rates implicit in its lease arrangements were not readily determinable.

### (i)  ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts Payable include amounts due to vendors and accrued liabilities.  Accruals for liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information.

### (j)  INCOME TAXES

The Company is a limited liability company that elected to be treated as a corporation for U.S. tax purposes as of January 1, 2024, and is subject to U.S. income taxes. The Company records its tax provision under the separate return method pursuant to ASC 740 accounting for income taxes guidance.

The Company follows the accounting guidance for uncertainty in income taxes using the provision of ASC 740 and recognizes a tax position in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company does not have any unrecognized tax benefits and has yet to file an initial corporate tax return, therefore there are no open examinations with tax authorities.  Refer to Note 8, Income Taxes, for further information.

### (k)  SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred subsequent to December 31, 2024 through the date these consolidated financial statements were issued.  The Company received capital infusions totalling $2,000,000 from the Member during the months of January and February 2025.

The Company has evaluated the impact of subsequent events through the date the financial statements were issued and determined there were no additional subsequent events requiring adjustment to, or disclosure in, the financial statements.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

**(l)      RECENT ACCOUNTING PRONOUNCEMENTS**

In November 2023, the FASB issued guidance to incrementally add disclosures for entities' reporting segments including significant segment expenses and other segment items.  The new guidance is adopted by the Company on January 1, 2024, and applied prospectively. There was no financial statement impact upon adoption with the exception of additional footnote disclosures.  Refer to Note 8, Segments, for further information.

In December 2023, the FASB made amendments to update disclosures on income taxes including rate reconciliation, incomes taxes paid, and certain amendments on disaggregation by federal, state, and foreign taxes, as relevant.  The guidance is mandatorily effective for the Company for annual periods beginning in 2025.

**NOTE 3 - FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS**

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value.  Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants.  Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

All of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature.

**NOTE 3 - FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS** (continued)

The Company does not hold any Level II or Level III financial instruments as of December 31, 2024, and there were no transfers among levels during the year.

The Company applied the disclosure requirements in ASC 820 for the nonrecurring fair value measurement of goodwill performed as of October 1, 2024. Refer to Note 6, Goodwill and Intangible Assets, for further information.

**NOTE 4 - PROPERTY AND EQUIPMENT**

Property and equipment consists of the following and was fully depreciated as of December 31, 2024.

| | | |
|---|---|---:|
| Office Furniture | $ | 159,976 |
| Office and Computer Equipment | | 286,747 |
| Leasehold Improvements | | 255,061 |
| **TOTAL** | | 701,784 |
| Less: Accumulated Depreciation | | (701,784) |
| **NET PROPERTY AND EQUIPMENT** | $ | - |

**NOTE 5 – RELATED PARTY TRANSACTIONS**

Pursuant to the Operating Agreement between the Company and the Parent, the Parent pays certain compensation, professional fees, occupancy, general and administrative expenses on behalf of the Company for which the Company reimburses the Parent at cost. The amount due from the Company as of December 31, 2024 was $256,494 and recorded as Due to Member within the Statement of Financial Condition.

**NOTE 6 – GOODWILL AND INTANGIBLE ASSETS**

Based on the purchase price allocation, Apollo recorded goodwill of $13,153,157 for the acquisition of the Company including its assembled workforce and retail distribution network. Goodwill represents the excess of purchase price paid over the fair value of identifiable net assets of the acquired business. The Company performed its annual goodwill impairment test and concluded that the entire goodwill balance was impaired as of December 31, 2024.

The Company first assessed qualitative factors to determine if it is more likely than not that the fair value of GCS is less than its carrying value. During 2024, the Company underwent an operational restructuring which resulted in a significant headcount reduction and shutdown of its Phoenix, AZ sales office. Apollo also decided to operate GCS and another broker dealer entity, Apollo Global Securities, LLC ("AGS"), in a more aligned manner with common leadership under Global Wealth Management Services ("GWMS"). For future plans, Apollo will not make any new hires under GCS and any new hiring for GWMS will be made under AGS which may impact the growth and fair value of GCS as a separate entity.

**NOTE 6 – GOODWILL AND INTANGIBLE ASSETS** (continued)

Based upon the above factors, the Company determined that it was more likely than not that the fair value of GCS is less than its carrying value. Accordingly, a quantitative assessment was deemed to be necessary.

The Company used a Discounted Cash Flow ("DCF") analysis to determine the fair value of GCS as of 10/1/2024. The DCF analysis was based on a finite life without any terminal value as it assumes a gradual wind down of operations as the existing employees leave and no new hiring is planned under GCS. Assuming an employee turnover ratio of 20%, the life of the projected cash flows is considered from 2025 to 2029. The DCF analysis also assumed a 10% net income margin based upon a detailed review of comparable companies and 17.1% discount rate based on a capital asset pricing model.

Based on the DCF analysis, the Company arrived at a fair value of $11.92 million in comparison to a carrying value of $25.0 million as of 10/1/2024, resulting in an implied impairment of $13.08 million which is 99.5% of the goodwill balance. The Company concluded that the fair value as of 12/31/2024 would not be materially different from 10/1/2024 and elected to write off the full balance of goodwill.

The change in goodwill during the year is as follows:

| | |
|---|---:|
| Balance at January 1, 2024 | $ 13,153,157 |
| Impairment | (13,153,157) |
| Balance at December 31, 2024 | $ - |

As part of the acquisition discussed above, Apollo acquired the Company's distribution network that includes valuable technology and distribution agreements and the gross carrying amount and accumulated amortization were as follows as of December 31, 2024:

| | 2024 | |
|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization |
| Amortized intangible assets: | | |
| Distribution network | $ 5,800,000 | $ 1,643,333 |
| Total | $ 5,800,000 | $ 1,643,333 |

In connection with the goodwill impairment and related factors, the Company concluded that the intangible assets balance should also be reviewed for impairment. When an asset group is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. If the asset group is determined to be recoverable, no impairment loss is recognized even if the carrying value of the asset group exceeds its fair value.

**NOTE 6 – GOODWILL AND INTANGIBLE ASSETS** (continued)

The intangible assets balance relates to the distribution network that includes the GCS Customer Relationship Management software and the agreements and relationships with broker dealers, registered investment advisors ("RIAs") and other parties connected to the distribution process. These assets remain and continue to be utilized by existing sales team members. The relationships with broker dealers and RIAs have been extended to new Apollo products on top of the legacy Griffin products. The Company concluded that its intangible assets balance is recoverable so no impairment was recognized in 2024.

The Company evaluates the useful life of its intangible assets annually and determined that the useful life be reduced to five years beginning January 1, 2025. This useful life period is consistent with the projected cash flows of the DCF analysis used in assessing the goodwill impairment. With a 20% employee turnover ratio, the life of the projected cash flows is five years.

**NOTE 7 – COMMITMENTS AND CONTINGENCIES**

**(a)    LITIGATION**

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

**(b)    GUARANTEES**

FASB ASC 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

**(c)    LEASES**

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease was scheduled to expire in April 2025 but was amended to accelerate the expiration effective December 1, 2024. The office lease in Irvine, CA was further extended through May 2025 and remeasured on June 1, 2020 using an incremental borrowing rate of 2.37%.

**NOTE 7 – COMMITMENTS AND CONTINGENCIES** (continued)

The Company is obligated under the remaining third party operating lease as follows:

| **Year ending December 31, 2024** | Office |
|---|---|
| Operating lease - Third party | |
| 2025 | $ 35,590 |
|    Total future minimum rental payments | 35,590 |
| Less: | |
|   Imputed interest | (220) |
|   Prepayments | 9,912 |
| Right-of-use asset - Third Party | $ 45,282 |

As of December 31, 2024, the Company had a $36,576 lease liability and a $45,282 ROU asset on its statement of financial condition.

**NOTE 8 – INCOME TAXES**

The Company's effective income tax rate is - 0.5% for 2024. All income tax expense is classified as federal deferred tax expense. A reconciliation between the statutory tax rate and the effective tax rate is below.

| | 2024 |
|---|---|
| Stautory Tax Rate | 21.0% |
| State and Local Taxes | 4.0% |
| Goodwill Impairment | -7.7% |
| Valuation Allowance | -14.8% |
| C-Corp Election | -2.8% |
| Other | -0.2% |
| | |
| Effective Tax Rate | -0.5% |

**NOTE 8 – INCOME TAXES** (continued)

Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes. Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. Management believes it is more likely than not that the deferred tax assets will not be realized; accordingly, a valuation allowance has been established on its deferred tax assets.

The deferred tax assets and liabilities are detailed below.

Deferred Tax Assets:

| | |
|---|---:|
| Net Operating Losses | $ 6,396,943 |
| Valuation Allowance | (5,351,027) |
| **Total Deferred Tax Assets net of Valuation Allowance** | 1,045,916 |
| Deferred Tax Liabilities | |
| Intangibles | (1,213,554) |
| Other Deferred Tax Liabilities | (8,889) |
| **Total Deferred Tax Liabilities** | (1,222,443) |
| **Total Deferred Tax Assets / (Liabilities) - net** | $ (176,527) |

**NOTE 9 - SEGMENTS**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of participating in distributions of securities (other than firm commitment underwritings). The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The measure of segment assets is reported on the balance sheet as total consolidated assets (see Statement of Financial Condition). Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

# GRIFFIN CAPITAL SECURITIES, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2024

**NOTE 10 - NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $7,777,603, which exceeded the minimum requirement by $7,736,534.

The Company is not subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5.

**NOTE 11 - FINANCIAL SUPPORT**

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. The Parent has guaranteed its commitment to the Company to provide the necessary level of financial support through March 31, 2026. The Parent will, and has the ability, to fully support the operating, investing, and financing activities of the Company, as evidenced by the $22,000,000 of contributed capital for the year ended December 31, 2024.